UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the second quarter of 2025.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January – June 2025

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2025

AB Svensk Exportkredit (publ)
(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan
Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–June 2025

(January–June 2024)

●	Net interest income Skr 1,372 million (1H24: Skr 1,536 million)
●	Operating profit Skr 928 million (1H24: Skr 794 million)
●	Net profit Skr 737 million (1H24: Skr 630 million)
●	Lending portfolio growth -4.0 percent (1H24: -2.3 percent)
●	New credit and guarantee commitments Skr 57.0 billion (1H24: Skr 52.1 billion)
●	Basic and diluted earnings per share Skr 185 (1H24: Skr 158)
●	After-tax return on equity 6.1 percent (1H24: 5.5 percent)

April–June 2025

(April–June 2024)

●Net interest income Skr 662 million (2Q24: Skr 766 million)

●Operating profit Skr 351 million (2Q24: Skr 578 million)

●Net profit Skr 279 million (2Q24: Skr 459 million)

●Lending portfolio growth 1.6 percent (2Q24: -2.4 percent)

●New credit and guarantee commitments Skr 45.0 billion (2Q24: Skr 38.0 billion)

●Basic and diluted earnings per share Skr 70 (2Q24: Skr 115)

●After-tax return on equity 4.7 percent (2Q24: 8.0 percent)

Equity and balances, June 30, 2025

(December 31, 2024)

●	Total capital ratio 23.5 percent (year-end 2024: 22.2 percent)
●	Total assets Skr 380.3 billion (year-end 2024: Skr 368.1 billion)
●	Total lending portfolio Skr 272.2 billion (year-end 2024: Skr 283.4 billion)
–	of which sustainability classified lending Skr 55.2 billion (year-end 2024: Skr 53.4 billion)
●	Loans, outstanding and undisbursed Skr 330.4 billion (year-end 2024: Skr 340.3 billion)
●	Outstanding senior debt Skr 330.7 billion (year-end 2024: Skr 325.0 billion)
–	of which green borrowings Skr 30.8 billion (year-end 2024: Skr 35.0 billion)

Interim report January–June 2025	Page 2 of 28

A strong first half of the year in an uncertain world

During the first six months of the year, SEK experienced strong growth in business volumes. New credit and guarantee commitments of Skr 57 billion were signed, Skr 45 billion of which were signed in the second quarter – a clear indication of the continued trust from SEK’s customers. The business volumes include both Swedish exporters and their international customers, underscoring SEK’s important role in the global export landscape.

Good profitability, high activity and large currency effects

Profitability for the first half of the year amounted to 6.1 percent (1H24: 5.5 percent). The total lending portfolio amounted to Skr 272.2 billion (year-end 2024: Skr 283.4 billion). The decrease of 4 percent since year-end 2024 is explained by a stronger Swedish krona against the U.S. dollar, combined with relatively large scheduled maturities in the lending portfolio. The lending portfolio excluding exchange rate effects increased by 2 percent. At mid-year, sustainability classified lending amounted to Skr 55.2 billion (year-end 2024: Skr 53.4 billion). In the second quarter, SEK’s lending portfolio increased 1.6 percent quarter-on-quarter. During the first half of the year, new credit and guarantee commitments of Skr 57 billion were signed in the first half year, Skr 45 billion of which were signed in the second quarter. A large portion of the new business remains undisbursed and has not yet been reflected in the portfolio. Net profit for the first half of the year totaled Skr 737 million (1H24: Skr 630 million), an increase compared to the previous year, and was to a large extent attributable to decreased net credit losses. Net interest income for the first half of the year was Skr 1.4 billion (1H24: Skr 1.5 billion), with the year-on-year decrease primarily attributable to lower market interest rates and a stronger Swedish krona. Net profit for the second quarter totaled Skr 279 million, which was lower than the first quarter. The difference between the quarters was mainly explained by increased model-driven provisions for credit losses, driven by the current macroeconomic environment, as well as unrealized value changes in financial instruments.

Several new transactions and successful borrowing

A large volume of new credit and guarantee commitments were entered into during the first half of the year. SEK is part of several strategically important projects, including:

●	A ten-year financing agreement of USD 400 million with Mölnlycke Health Care to support the healthcare company’s continued global expansion and development.
●	Participation in a financing consortium for some of the first offshore wind power projects in Poland – Bałtyk 2 and Bałtyk 3, amounting to EUR 3 billion per project.
●	Participation in a EUR 2.3 billion financing for SSAB’s transition into a cutting-edge fossil-free steelworks in Luleå.

During the first half of the year, we also remained active and successful in the capital markets. SEK issued a ten-year benchmark bond of EUR 1 billion in January as well as a three-year benchmark bond of USD 1.75 billion in April, both with strong demand despite persistent market volatility.

Uncertain market conditions but significant export financing opportunities

The current geopolitical situation is affecting many Swedish exporters. Trade tariff developments and ongoing armed conflicts have led to increased market uncertainty about future developments, which has led several companies to postpone investment decisions. At the same time, we believe there is a need for comprehensive infrastructure, energy and defense investments in Europe, which can create significant business opportunities for our customers as well as for SEK. SEK’s Export Credit Trends Survey published in June 2025 also indicates that Swedish exporters have remained resilient, even in an uncertain operating environment. Despite geopolitical tensions and worries about increased trade barriers, exporters consider conditions as stable and the outlook for new order intake is unexpectedly positive.

Strength in change, focus on sustainability and a strong financial position

We held our annual customer meeting in May, which was well received. We also participated in a delegation to Nigeria and attended the TXF event in Copenhagen, which is an important meeting place for global trade. Additionally, we attended the Net-Zero ECA Alliance’s annual summit, where we discussed steps to achieve the Alliance’s climate goals. As a part of our continued cultural work, we launched a new leadership development program. In June, Tobias Hornberger assumed the role of CFO, reinforcing our management group.

SEK remains financially strong and well prepared to support Swedish exporters in a changing world. Our long-term approach, ability to adapt and clear focus on sustainability and competitiveness mean that we are ready to meet tomorrow’s needs – and to help develop Swedish exports.

Magnus Montan Chief Executive Officer

Interim report January–June 2025	Page 3 of 28

High volumes of new business

SEK sees a significant market need for investment and is actively engaged in maintaining close relationships with existing customers while reaching out to new potential customers.

During the first half of the year, new credit and guarantee commitments of Skr 57 billion were entered into, Skr 45 billion of which were signed in the second quarter. One of the credit agreements is a USD 400 million financing agreement with Mölnlycke Health Care to support the healthcare company’s continued global expansion and development. SEK is also participating in a financing consortium to support some of the first offshore wind power projects in Poland – Bałtyk 2 and Bałtyk 3, amounting to EUR 3 billion per project. Additionally, SEK is providing parts of the financing for SSAB’s transition into a cutting-edge fossil-free steelworks in Luleå. A large portion of the new credit and guarantee commitments remains undisbursed and has not yet been reflected in the lending portfolio on the balance sheet. The total lending volume has declined since year-end, largely as a result of a strong Swedish krona combined with relatively large scheduled maturities in the lending portfolio during the period.

Global uncertainty continued through the second quarter of 2025, but according to SEK’s most recent Export Credit Trends Survey, Swedish exporters have remained resilient. The exporters’ outlook for new order intake is unexpectedly positive despite geopolitical tensions and worries about increased trade barriers.

SEK’s lending
Skr bn	Jan-Jun 2025	Jan-Jun 2024	Jan-Dec 2024
Total lending portfolio[1]	272.2	276.7	283.4
of which sustainability classified	55.2	49.4	53.4
of which CIRR-loans	91.1	97.4	101.7
Customer growth	-1%	1%	3%

1	Closing balance at period end.

Interim report January–June 2025	Page 4 of 28

Successful public transactions in a volatile environment

In the volatile environment with challenging market conditions, SEK completed several successful transactions during the first half of 2025, highlighting investors’ continued trust in SEK.

April was characterized by significant market turmoil following the trade tariffs announced by the United States, resulting in heightened volatility and making it challenging for borrowers to issue in the U.S. market. The market stabilized at the end of the month and SEK issued a three-year public benchmark bond of USD 1.75 billion. SEK also issued several other public benchmark bonds during the first half of the year: a ten-year bond of EUR 1 billion, a three-year bond of GBP 325 million and a two-year bond of USD 1.25 billion, all of which were met with strong demand. SEK also completed several minor transactions during the period, including in Swedish krona.

New long-term borrowing for the first half of 2025 amounted to Skr 62 billion. At the end of the first half of the year, SEK had a total borrowing portfolio of Skr 331 billion and is well-equipped for coming financing needs linked to Swedish exports.

This year’s Green Bond Letter and an updated ESG Factbook were published during the second quarter. The Green Bond Letter provides an overview of how funds from SEK’s green and sustainable bonds were allocated and offers investors an insight into how these help reduce carbon emissions. The ESG Factbook presents SEK’s environmental-, social- and governance-related data in an easily accessible format.

Taken together, during the first half of the year, SEK demonstrated its ability to navigate a changing and highly volatile environment. At the same time, SEK continues to meet its financing requirements, supported by a diversified global investor base.

SEK’s borrowing
Skr bn	Jan-Jun 2025	Jan-Jun 2024	Jan-Dec 2024
Outstanding senior debt[1]	330.7	327.2	325.0
of which green	30.8	28.8	35.0
New long-term borrowing	62.4	25.9	52.5
New short-term borrowing	41.5	40.7	77.6
Repurchase and redemption of own debt	3.8	5.4	7.4

1	Closing balance at period end.

Interim report January–June 2025	Page 5 of 28

January–June 2025

Operating profit amounted to Skr 928 million (1H24: Skr 794 million). Net profit amounted to Skr 737 million (1H24: Skr 630 million). The increase in net profit compared to the same period in the previous year was primarily due to lower net credit losses as well as an improved outcome for net results of financial transactions.

Net interest income

Net interest income amounted to Skr 1,372 million (1H24: Skr 1,536 million), representing a decrease of 11 percent compared to the same period in the previous year. A large portion of the decrease is explained by lower average short-term interest rates in the Swedish krona, with a strong Swedish krona also contributing to the decrease.

The table below shows average interest-bearing assets and liabilities.

	Jan-Jun	Jan-Jun
Skr bn, average	2025	2024	Change
Total lending portfolio	277.8	280.0	-1%
Liquidity investments	68.0	67.0	1%
Interest-bearing assets	351.3	354.9	-1%
Interest-bearing liabilities	327.8	322.5	2%

Net results of financial transactions

Net results of financial transactions amounted to Skr 4 million (1H24: Skr -51 million). The results were primarily attributable to unrealized value changes in liquidity investments as well as in financial instruments and hedged items, offset by changes in cross-currency basis spreads.

SEK’s general business model is to hold financial instruments measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.

Operating expenses

Operating expenses amounted to Skr -387 million (1H24: Skr -387 million), in line with the same period in the previous year. Personnel expenses increased compared to the same period in the previous year, as a result of new recruitment of permanent employees replacing existing consultants, and strategic investments, while other administrative expenses and depreciations decreased.

Net credit losses

Net credit losses amounted to Skr -38 million (1H24: Skr -281 million). Net credit losses for the period were mainly attributable to increased provisions for expected credit losses in stage 1 and stage 2. The increased provisions were due to the prevailing macroeconomic conditions in the operating environment, which negatively impacted the business cycle parameter in SEK’s IFRS 9 model. The parameter reflects the overall risk of default in the economy. See Note 4. SEK assesses that the credit quality of its lending portfolio remains high.

During the period, SEK established losses amounting to Skr 100 million attributable to exposures that had previously been mostly reserved.

Loss allowances as of June 30, 2025, amounted to Skr -425 million compared to Skr -526 million as of December 31, 2024, of which exposures in stage 3 amounted to Skr -254 million (year-end 2024: Skr -386 million). The provision ratio amounted to 0.13 percent (year-end 2024: 0.15 percent).

Taxes

Tax costs amounted to Skr -191 million (1H24: Skr -164 million), and the effective tax rate amounted to 20.6 percent (1H24: 20.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 58 million (1H24: Skr 115 million). This result was mainly attributable to a positive result amounting to Skr 55 million obtained from changes in own credit risk driven by movements in the EUR yield curve.

April-June 2025

Operating profit amounted to Skr 351 million (2Q24: Skr 578 million). Net profit amounted to Skr 279 million (2Q24: Skr 459 million). The decrease in net profit compared to the same period in the previous year was primarily due to lower net interest income and increased provisions for expected credit losses.

Net interest income

Net interest income amounted to Skr 662 million (2Q24: Skr 766 million), representing a decrease of 14 percent compared to the same period in the previous year. The majority of the decrease is explained by lower average short-term interest rates in the Swedish krona, with a strong Swedish krona also contributing to the decrease.

The table below shows average interest-bearing assets and liabilities.

	Apr-Jun	Apr-Jun
Skr bn, average	2025	2024	Change
Total lending portfolio	270.1	280.1	-4%
Liquidity investments	67.3	73.5	-8%
Interest-bearing assets	344.3	358.3	-4%
Interest-bearing liabilities	317.9	328.5	-3%

Interim report January–June 2025	Page 6 of 28

Net results of financial transactions

Net results of financial transactions amounted to Skr -29 million (2Q24: Skr -16 million). The results were primarily attributable to unrealized value changes due to changes in cross-currency basis spreads.

Operating expenses

Operating expenses amounted to Skr -199 million (2Q24: Skr -206 million), representing a decrease of 3 percent compared to the same period in the previous year. Personnel expenses in particular decreased year-on-year, partly due to a provision related to the individual variable remuneration system recorded in the second quarter of 2024. This system has since been discontinued.

Net credit losses

Net credit losses amounted to Skr -71 million (2Q24: Skr 46 million). Net credit losses for the period were mainly attributable to increased provisions for expected credit losses in all three stages. The increased provisions were due to the prevailing macroeconomic conditions in the operating environment, which negatively impacted the business cycle parameter in SEK’s IFRS 9 model. The parameter reflects the overall risk of default in the economy. See Note 4. The increase in Stage 3 was primarily due to increased provisions for a single counterparty. SEK assesses that the credit quality of its lending portfolio remains high.

During the period, SEK established losses amounting to Skr 100 million attributable to exposures that had previously been mostly reserved.

Taxes

Tax costs amounted to Skr -72 million (2Q24: Skr -119 million), and the effective tax rate amounted to 20.5 percent (2Q24: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 53 million (2Q24: Skr 47 million). This result was mainly attributable to a positive result amounting to Skr 54 million obtained from changes in own credit risk driven by movements in the EUR yield curve.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased by 3 percent compared to year-end 2024, as a result of an increased volume of liquidity investments and issuance of a USD 1.25 billion bond at the end of June 2025. The bond settled after the reporting date, resulting in an increase in other assets (the receivable from the bond) as of the reporting date (with the cash being delivered at settlement post-reporting date). During the first half of the year, the Swedish krona strengthened, including against the U.S. dollar, driving the decrease in the total lending portfolio.

	June 30,	December 31,
Skr bn	2025	2024	Change
Total assets	380.3	368.1	3%
Liquidity investments	73.8	62.2	19%
Total lending portfolio	272.2	283.4	-4%
of which sustainability classified	55.2	53.4	3%
of which CIRR-loans	91.1	101.7	-10%

Liabilities and equity

As of June 30, 2025, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 150 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of June 30, 2025, SEK’s total own funds amounted to Skr 22.9 billion (year-end 2024: Skr 23.4 billion). The total capital ratio was 23.5 percent (year-end 2024: 22.2 percent), representing a margin of 6.3 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.2 percent as of June 30, 2025. The corresponding Common Equity Tier 1 capital estimated requirement was 12.1 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 11.4 percentage points above the requirement. Overall, SEK is strongly capitalized.

	June 30,	December 31,
Percent	2025	2024
Common Equity Tier 1 capital ratio	23.5	22.2
Tier 1 capital ratio	23.5	22.2
Total capital ratio	23.5	22.2
Leverage ratio	9.8	9.6
Liquidity coverage ratio (LCR)	710	583
Net stable funding ratio (NSFR)	127	129

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Interim report January–June 2025	Page 7 of 28

Other events

At SEK’s annual general meeting held on March 25, 2025, Ms. Hanna Lagercrantz stepped down from her position as a member of the Board of Directors of SEK (the “Board”), and Mr. Erik Mattsson was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability Report 2024 and to appropriate distributable funds pursuant to the Board’s proposal. At an extraordinary general meeting on the same day, the Board also resolved to authorize the distribution of an extraordinary dividend, amounting to Skr 1,000 million, which resulted in a total dividend to SEK’s owner, the Swedish State, of Skr 1,673 million.

In January 2025, Mr. Mattias Hasselbo assumed the position of Chief Credit Officer (“COO”). SEK’s previous COO, Ms. Teresa Hamilton Burman, retired in June 2025. Mr. Tobias Hornberger was recruited to the position of Chief Financial Officer (“CFO”) of SEK and he took up his position in June 2025.

To further focus on increased client value and growth, SEK implemented a number of organizational changes within the lending organization in March 2025. The International Finance function was restructured and became Global Trade and Export Finance. Mr. Jens Hedar took on the role as head of this new function. The two existing functions, “Client Relationship Management” and “Sustainability” were combined into a single function where Ms. Maria Simonson became Head of Client Relationship Management and Sustainability.

During the second quarter, SEK adjusted its financing strategy for commercial credit commitments. Previously, SEK secured funding for all credit commitments, including for committed, undisbursed credits. The adjustment in the financing strategy means that funding is secured for all credits on the balance sheet and for at least the next two years for commercial committed, undisbursed credits. The financing strategy for the CIRR-system is unchanged.

Pursuant to current Swedish legislation, SEK’s sustainability report for the year 2025 should be prepared in accordance with the CSRD (Corporate Sustainability Reporting Directive). However, in February 2025, the European Commission published an “Omnibus” package intended to simplify sustainability reporting requirements. The package included two proposals referred to as the “stop the clock” and “content” proposals. The “stop the clock” proposal, approved by the EU Parliament and endorsed by the EU Council in April 2025, would, if implemented, postpone SEK’s reporting requirements pursuant to the CSRD by two years until financial year 2027. The directive needs to be transposed into Swedish law for the legislation to take effect in Sweden. SEK is monitoring the development of this matter in order to ensure that the sustainability report is prepared in accordance with any amended CSRD requirements once transposed into Swedish law. The “content” proposal includes, among other things, a change in scope where an entity’s reporting obligation will primarily depend on whether it has more than 1,000 employees. Entities out of scope may choose to report voluntarily based on the voluntary standards for SMEs (VSME). It is not expected that this proposal will follow the “fast-track” principle, and it should be noted that these remain proposals at this time and, as such, are subject to change.

The macro environment

In the first quarter of 2025, Sweden’s GDP decreased by 0.2 percent quarter-on-quarter. Exports increased by 1.8 percent. Unemployment amounted to 9.0 percent at the end of May 2025, which represented an increase compared to the end of February 2025. The rate of inflation in May 2025 was 2.3 percent, unchanged from April 2025.

In June 2025, the Riksbank announced that the policy rate would be lowered to 2.00 percent. At the same time, the Riksbank signaled that there is some probability that the policy rate could be lowered once more later in the year.

SEK believes that, compared with normal conditions, the risk level with respect to external factors with a potentially negative impact on the Company remains high as a result of ongoing armed conflicts and geopolitical tensions, which can negatively affect supply chains and create volatility in the financial markets. The major trade tariffs that the United States has imposed, or threatened to impose, on large parts of the world also contribute to the uncertainty in the financial markets.

Russia’s war in Ukraine has little direct financial impact on SEK. The Company has a gross exposure of EUR 4.3 million to one Russian counterparty, where the risk is 100 percent covered, and the exposure dates back to prior to the war breaking out. SEK has no exposure to Ukraine or Belarus. Nevertheless, the high level of uncertainty caused by Russia’s war in Ukraine and by other ongoing military conflicts, not least the hostile conflict between Iran and Israel involving the United States, could have a more long-term effect on SEK’s customers and, consequently, on SEK. The uncertainty concerning the United States’ future commitment to Europe and NATO and its support for Ukraine, adds to the difficulty of predicting the future.

The above mentioned threats, and the imposition of trade tariffs and other trade barriers by state actors are reasonably likely to have a negative effect on international trade and is likely to lead to increased inflation, lower growth and thus potentially reduced demand for lending by SEK. At the other end of the scale, we believe there is a need for comprehensive infrastructure, energy and defense investments in Europe, which can create significant business opportunities for SEK.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and its support for Ukraine.

Risk factors

SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2024 and Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2024 Annual Report on Form 20-F.

Interim report January–June 2025	Page 8 of 28

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target

SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.2-21.2 percent and the Common Equity Tier 1 capital ratio should amount to 16.1 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of June 30, 2025.

Key performance indicators (unaudited)

	Apr-Jun	Jan-Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn (if not otherwise indicated)	2025	2025	2024	2025	2024	2024
Total lending portfolio[1]	272,235	267,927	276,679	272,235	276,679	283,408
of which green	41,005	38,961	35,667	41,005	35,667	37,422
of which social	2,176	2,110	1,702	2,176	1,702	2,228
of which sustainability-linked	11,995	12,947	12,009	11,995	12,009	13,712
Loans, outstanding and undisbursed[1]	330,358	315,545	343,779	330,358	343,779	340,295
New credit and guarantee commitments	45,062	11,976	38,008	57,038	52,060	90,334
of which to Swedish exporters	24,551	6,527	15,470	31,078	20,535	40,663
of which to exporters’ customers	20,511	5,449	22,538	25,960	31,525	49,671

Customer growth	0%	-1%	0%	-1%	1%	3%

Outstanding senior debt[1]	330,661	305,173	327,168	330,661	327,168	324,995
of which green	30,796	33,368	28,828	30,796	28,828	34,990
New long-term borrowings	44,370	18,061	9,122	62,431	25,921	52,552
New short-term borrowings	27,129	14,318	19,359	41,447	40,678	77,561

After-tax return on equity	4.7%	7.6%	8.0%	6.1%	5.5%	7.1%

Common Equity Tier 1 capital ratio[1]	23.5%	24.7%	22.6%	23.5%	22.6%	22.2%
Tier 1 capital ratio[1]	23.5%	24.7%	22.6%	23.5%	22.6%	22.2%
Total capital ratio[1]	23.5%	24.7%	22.6%	23.5%	22.6%	22.2%
Leverage ratio	9.8%	9.7%	8.7%	9.8%	8.7%	9.6%
Liquidity coverage ratio (LCR)	710%	1,053%	670%	710%	670%	583%
Net stable funding ratio (NSFR)	127%	120%	133%	127%	133%	129%
Risk exposure amount[1]	97,115	91,752	100,921	97,115	100,921	105,466

1	Closing balance at period end.

See definitions on page 31.

Interim report January–June 2025	Page 9 of 28

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Apr–Jun	Jan–Mar	Apr–Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	Note	2025	2025	2024	2025	2024	2024
Interest income		3,528	3,724	4,981	7,252	10,060	19,315
Interest expenses		-2,866	-3,014	-4,215	-5,880	-8,524	-16,257
Net interest income	2	662	710	766	1,372	1,536	3,058

Net fee and commission expense		-12	-11	-12	-23	-23	-46
Net results of financial transactions	3	-29	33	-16	4	-51	-40
Total operating income		621	732	738	1,353	1,462	2,972

Personnel expenses		-125	-118	-130	-243	-238	-445
Other administrative expenses		-59	-56	-60	-115	-117	-229
Depreciation and impairment of non-financial assets		-15	-14	-16	-29	-32	-84
Total operating expenses		-199	-188	-206	-387	-387	-758

Operating profit before credit losses		422	544	532	966	1,075	2,214

Net credit losses	4	-71	33	46	-38	-281	-93
Operating profit		351	577	578	928	794	2,121

Tax expenses		-72	-119	-119	-191	-164	-438
Net profit[1]		279	458	459	737	630	1,683

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-1	4	24	3	16	56
Tax on items to be reclassified to profit or loss		1	-1	-5	0	-3	-12
Net items to be reclassified to profit or loss		0	3	19	3	13	44

Items not to be reclassified to profit or loss
Own credit risk		54	1	22	55	97	320
Revaluation of defined benefit plans		0	0	1	0	2	-9
Tax on items not to be reclassified to profit or loss		-12	0	-5	-12	-20	-64
Net items not to be reclassified to profit or loss		42	1	18	43	79	247

Total other comprehensive income		42	4	37	46	92	291

Total comprehensive income[1]		321	462	496	783	722	1,974

Skr
Basic and diluted earnings per share[2]	70	115	115	185	158	422

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–June 2025	Page 10 of 28

Consolidated Statement of Financial Position (unaudited)

		June 30,	December 31,
Skr mn	Note	2025	2024
Assets
Cash and cash equivalents	5	5,589	5,219
Treasuries/government bonds	5	16,480	4,150
Other interest-bearing securities except loans	5	51,693	52,843
Loans in the form of interest-bearing securities	4, 5	51,250	48,726
Loans to credit institutions	4, 5	21,201	13,529
Loans to the public	4, 5	207,479	224,354
Derivatives	5, 6	6,761	10,643
Shares		6	20
Tangible and intangible assets		184	178
Deferred tax asset		–	1
Other assets		12,524	286
Prepaid expenses and accrued revenues		7,086	8,145
Total assets		380,253	368,094

Liabilities and equity
Borrowing from credit institutions	5, 7	4,316	8,607
Debt securities issued	5, 7	326,345	316,388
Derivatives	5, 6	9,279	5,227
Deferred tax liability		11	–
Other liabilities		8,867	4,490
Accrued expenses and prepaid revenues		7,743	8,798
Provisions		10	12
Total liabilities		356,571	343,522

Share capital		3,990	3,990
Reserves		250	204
Retained earnings		19,442	20,378
Total equity		23,682	24,572

Total liabilities and equity		380,253	368,094

Interim report January–June 2025	Page 11 of 28

Condensed Consolidated Statement of Changes in Equity (unaudited)

			Reserves
			Hedge	Own	Defined	Retained
Skr mn	Equity	Share capital	reserve	credit risk	benefit plans	earnings
Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Jun 2024	630					630
Other comprehensive income Jan-Jun 2024	92		13	77	2
Total comprehensive income Jan-Jun 2024	722	–	13	77	2	630
Dividend	-248					-248
Closing balance of equity June 30, 2024[1]	23,320	3,990	-34	36	3	19,325

Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Dec 2024	1,683					1,683
Other comprehensive income Jan-Dec 2024	291		44	254	-7
Total comprehensive income Jan-Dec 2024	1,974	–	44	254	-7	1,683
Dividend	-248					-248
Closing balance of equity December 31, 2024[1]	24,572	3,990	-3	213	-6	20,378

Opening balance of equity January 1, 2025	24,572	3,990	-3	213	-6	20,378
Net profit Jan-Jun 2025	737					737
Other comprehensive income Jan-Jun 2025	46		3	43	0
Total comprehensive income Jan-Jun 2025	783	–	3	43	0	737
Dividend	-1,673					-1,673
Closing balance of equity June 30, 2025[1]	23,682	3,990	–	256	-6	19,442

1	The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–June 2025	Page 12 of 28

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2025	2024	2024
Operating activities
Operating profit	928	794	2,121
Adjustments for non-cash items in operating profit	289	843	542
Income tax paid	-326	-268	-601
Changes in assets and liabilities from operating activities	-17,670	10,935	18,016
Cash flow from operating activities	-16,779	12,304	20,078

Investing activities
Capital expenditures	-36	-11	-17
Cash flow from investing activities	-36	-11	-17

Financing activities
Change in senior debt	24,131	-3,052	-17,757
Derivatives, net	-4,745	-735	-660
Dividend paid	-1,673	-248	-248
Payment of lease liability	-14	-14	-28
Cash flow from financing activities	17,699	-4,049	-18,693

Cash flow for the period	884	8,244	1,368

Cash and cash equivalents at beginning of the period	5,219	3,482	3,482
Cash flow for the period	884	8,244	1,368
Exchange-rate differences on cash and cash equivalents	-514	134	369
Cash and cash equivalents at end of the period[1]	5,589	11,860	5,219

1

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–June 2025	Page 13 of 28

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. Debt

Note 8. CIRR-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy and liquidity situation

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

(a)	Changes to accounting policies and presentation

SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2024 annual financial statements included in SEK’s 2024 Annual Report on Form 20-F.

(i) New and amended standards and interpretations applicable for 2025

There are no new or amended IFRS or IFRS Interpretations Committee interpretations applicable for 2025 that have had a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

(ii) Standards issued but not yet effective

For new or amended IFRS or IFRS Interpretations Committee interpretations issued but not yet effective, refer to the Company’s 2024 Annual Report on Form 20-F. SEK is currently assessing any impacts the amendments will have on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–June 2025	Page 14 of 28

Note 2. Net interest income

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2025	2025	2024	2025	2024	2024
Interest income
Loans to credit institutions	263	206	227	470	476	921
Loans to the public	1,982	2,083	2,506	4,065	5,028	9,835
Loans in the form of interest-bearing securities	452	488	604	939	1,232	2,351
Interest-bearing securities excluding loans in the form of interest-bearing securities	481	459	672	940	1,357	2,561
Derivatives	290	410	902	700	1,822	3,381
Administrative remuneration CIRR-system	59	71	64	130	129	240
Other assets	1	7	6	8	16	26
Total interest income[1]	3,528	3,724	4,981	7,252	10,060	19,315

Interest expenses
Interest expenses	-2,810	-2,964	-4,152	-5,773	-8,400	-16,011
Resolution fee[2]	-22	-15	-26	-37	-53	-105
Risk tax	-34	-35	-37	-70	-71	-141
Total interest expenses	-2,866	-3,014	-4,215	-5,880	-8,524	-16,257
Net interest income	662	710	766	1,372	1,536	3,058

1	Interest income calculated using the effective interest method amounted to Skr 5,589 million during January-June 2025 (1H24: Skr 7,043 million).
2

The amounts stated for the periods January-March 2025 and January-June 2025 include a refund of Skr 9.5 million from the Swedish National Debt Office regarding the charged resolution fee for financial year 2023.

Note 3. Net results of financial transactions

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2025	2025	2024	2025	2024	2024
Derecognition of financial instruments not measured at fair value through profit or loss	0	1	1	1	3	5
Financial assets or liabilities at fair value through profit or loss	-24	20	-36	-4	-61	-5
Financial instruments under fair-value hedge accounting	-8	12	20	4	13	-35
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	3	0	-1	3	-6	-5
Total net results of financial transactions	-29	33	-16	4	-51	-40

Note 4. Impairments

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2025	2025	2024	2025	2024	2024
Expected credit losses, stage 1	-39	10	36	-29	84	116
Expected credit losses, stage 2	-12	7	14	-5	54	-24
Expected credit losses, stage 3	-14	16	-7	2	-422	-178
Established losses	-100	0	–	-100	-113	-404
Reserves applied to cover established credit losses	93	–	–	93	113	393
Recovered credit losses	1	0	3	1	3	4
Net credit losses	-71	33	46	-38	-281	-93

	June 30, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	235,616	31,178	5,862	272,656	283,931
Off-balance sheet exposures, before expected credit losses	46,908	15,821	4,488	67,217	66,315
Total, before expected credit losses	282,524	46,999	10,350	339,873	350,246
Loss allowance, loans	-76	-91	-254	-421	-523
Loss allowance, off-balance sheet exposures[1]	-4	0	0	-4	-3
Total loss allowance	-80	-91	-254	-425	-526
Provision ratio (in percent)	0.03	0.19	2.45	0.13	0.15

1	Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.

Interim report January–June 2025	Page 15 of 28

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	June 30, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-54	-86	-386	-526	-795
Increases due to origination and acquisition	-21	–	–	-21	-20
Net remeasurement of loss allowance	-15	2	-64	-77	60
Transfer to stage 1	-1	0	–	-1	3
Transfer to stage 2	1	-7	0	-6	-189
Transfer to stage 3	–	–	–	–	-95
Decreases due to derecognition	7	0	66	73	155
Decrease in allowance account due to write-offs	–	–	93	93	393
Exchange-rate differences[1]	3	0	37	40	-38
Closing balance	-80	-91	-254	-425	-526

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The business cycle parameter follows a standard normal distribution where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between -0.5 and 1.5 for the various probability of default (PD) segments. The base scenarios have been weighted at between 60 and 70 percent, the downturn scenarios have been weighted at between 20 and 30 percent, and the upturn scenarios have been weighted at between 0 and 20 percent between the different PD-segments.

Note 5. Financial assets and liabilities at fair value

	June 30, 2025
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	5,589	5,589	–
Treasuries/governments bonds	16,480	16,480	–
Other interest-bearing securities except loans	51,693	51,693	–
Loans in the form of interest-bearing securities	51,250	52,255	1,005
Loans to credit institutions	21,201	21,731	530
Loans to the public	207,479	208,363	884
Derivatives	6,761	6,761	–
Shares	6	6	–
Total financial assets	360,459	362,878	2,419

Borrowing from credit institutions	4,316	4,316	–
Debt securities issued	326,345	326,566	221
Derivatives	9,279	9,279	–
Total financial liabilities	339,940	340,161	221

Interim report January–June 2025	Page 16 of 28

	December 31, 2024
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (–)
Cash and cash equivalents	5,219	5,219	–
Treasuries/governments bonds	4,150	4,150	–
Other interest-bearing securities except loans	52,843	52,843	–
Loans in the form of interest-bearing securities	48,726	49,951	1,225
Loans to credit institutions	13,529	13,863	334
Loans to the public	224,354	223,945	-409
Derivatives	10,643	10,643	–
Shares	20	20	–
Total financial assets	359,484	360,634	1,150

Borrowing from credit institutions	8,607	8,607	–
Debt securities issued	316,388	316,375	-13
Derivatives	5,227	5,227	–
Total financial liabilities	330,222	330,209	-13

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	668	15,812	–	16,480
Other interest-bearing securities except loans	23,758	27,935	–	51,693
Derivatives	–	6,740	21	6,761
Shares	6	–	–	6
Total, June 30, 2025	24,432	50,487	21	74,940
Total, December 31, 2024	22,648	44,969	39	67,656

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	–	14,977	2,990	17,967
Derivatives	–	8,267	1,012	9,279
Total, June 30, 2025	–	23,244	4,002	27,246
Total, December 31, 2024	–	18,193	4,942	23,135

There were no transfers during the period (year-end 2024: no transfers during the period).

Financial assets and liabilities at fair value in Level 3, 2025

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	June 30,
Skr mn	2025	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2025
Debt securities issued	-3,452	–	231	–	–	35	-10	206	-2,990
Derivatives, net	-1,451	–	94	–	–	-35	–	401	-991
Net assets and liabilities	-4,903	–	325	–	–	0	-10	607	-3,981

Interim report January–June 2025	Page 17 of 28

Financial assets and liabilities at fair value in Level 3, 2024

							Gains (+) and
						Gains (+) and	losses (–) in
					Transfers	losses (–)	Other	Exchange-
	January 1,		Settlements &	Transfers	from	through profit	comprehensive	rate	December 31,
Skr mn	2024	Purchases	sales	to Level 3	Level 3	or loss[1]	income	differences	2024
Debt securities issued	-8,271	–	4,870	–	–	-81	3	27	-3,452
Derivatives, net	-2,279	–	1,176	–	–	92	–	-440	-1,451
Net assets and liabilities	-10,550	–	6,046	–	–	11	3	-413	-4,903

1

Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of June 30, 2025, amounted to a Skr 1 million gain (year-end 2024: Skr 1 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. In the analysis, the correlations have been adjusted by +/- 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	June 30, 2025
			Range of estimates
		Unobservable	for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value	input	input	Valuation method	max	min

Equity	0	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-884	Correlation	0.12 – (0.12)	Option Model	-19	19
Other	-107	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-991				-19	19
Equity	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-2,889	Correlation	0.12 – (0.12)	Option Model	19	-19
		Credit spreads	10BP – (10BP)	Discounted cash flow	14	-14
Other	-101	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-2,990				33	-33
Total effect on total comprehensive income					14	-14

Derivatives, net, December 31, 2024	-1,451				-18	18
Debt securities issued, December 31, 2024	-3,452				34	-34
Total effect on total comprehensive income, December 31, 2024					16	-16

Interim report January–June 2025	Page 18 of 28

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk		The period’s change in fair value originating
	(- liabilities increase/ + liabilities decrease)		from credit risk (+ income/ - loss)
	June 30,	December 31,	Jan-Jun	Jan-Jun
Skr mn	2025	2024	2025	2024
CVA/DVA, net[1]	-16	-17	1	5
OCA[2]	320	265	55	97

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by category

	June 30, 2025			December 31, 2024
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Interest rate-related contracts	4,476	1,498	520,535	5,066	919	531,122
Currency-related contracts	2,285	7,674	134,211	5,577	4,120	154,836
Equity-related contracts	–	–	–	–	70	90
Contracts related to commodities, credit risk, etc.	–	107	3,461	–	118	4,648
Total derivatives	6,761	9,279	658,207	10,643	5,227	690,696

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. Debt

Debt by category

	June 30,	December 31,
Skr mn	2025	2024
Currency-related contracts	4,272	4,802
Interest rate-related contracts	326,287	320,014
Equity-related contracts	–	54
Contracts related to commodities, credit risk, etc.	102	125
Total debt	330,661	324,995
of which denominated in:
Skr	26,067	22,509
USD	196,777	203,141
EUR	74,575	67,070
AUD	9,478	10,281
GBP	13,965	10,238
CHF	4,366	4,461
Other currencies	5,433	7,295

The information is disclosed in accordance with FFFS 2014:21.

Note 8. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

Interim report January–June 2025	Page 19 of 28

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of June 30, 2025, there were no concessionary loans outstanding (year-end 2024: Skr 64 million) and operating profit for the program amounted to Skr -1 million (1H24: Skr -4 million) for the period January-June 2025. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (1H24: Skr 0 million).

Statement of Comprehensive Income for the CIRR-system

	Apr-Jun	Jan–Mar	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Skr mn	2025	2025	2024	2025	2024	2024
Interest income	540	563	576	1,103	1,162	2,302
Interest expenses	-583	-598	-505	-1,181	-1,028	-2,070
Interest compensation	–	–	–	–	–	–
Exchange-rate differences	1	1	0	2	1	1
Profit before compensation to SEK	-42	-34	71	-76	135	233
Administrative remuneration to SEK	-59	-71	-64	-130	-129	-240
Operating profit CIRR-system	-101	-105	7	-206	6	-7
Reimbursement to (–) / from (+) the State	101	105	-7	206	-6	7

Statement of Financial Position for the CIRR-system

	June 30,	December 31,
Skr mn	2025	2024
Cash and cash equivalents	0	0
Loans	91,050	101,657
Derivatives	2,399	3,939
Other assets	437	217
Prepaid expenses and accrued revenues	1,708	1,817
Total assets	95,594	107,630
Liabilities	93,734	106,093
Derivatives	606	266
Accrued expenses and prepaid revenues	1,254	1,271
Total liabilities	95,594	107,630
Commitments
Committed undisbursed loans	45,886	42,007

Note 9. Pledged assets and contingent liabilities

	June 30,	December 31,
Skr mn	2025	2024
Collateral provided
Cash collateral under the security agreements for derivative contracts	7,695	3,201
Contingent liabilities[1]
Guarantee commitments	9,094	9,428
Commitments[1]
Committed undisbursed loans	58,123	56,887

1	For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.

Note 10. Capital adequacy and liquidity situation

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks, see Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F and see SEK’s Capital Adequacy and Risk Management (Pillar 3) Report 2024.

Interim report January–June 2025	Page 20 of 28

Capital Adequacy Analysis

	June 30, 2025	December 31, 2024
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.5	22.2
Tier 1 capital ratio	23.5	22.2
Total capital ratio	23.5	22.2

1

Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	June 30, 2025		December 31, 2024
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,769	8.0	8,437	8.0
of which Tier 1 requirement of 6 percent	5,827	6.0	6,328	6.0
of which minimum requirement of 4.5 percent	4,370	4.5	4,746	4.5
Pillar 2 capital requirements[3]	3,564	3.7	3,871	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	11,535	11.9	11,106	10.5
Capital buffer requirements	3,945	4.0	4,317	4.1
of which Capital conservation buffer	2,428	2.5	2,637	2.5
of which Countercyclical buffer	1,517	1.5	1,680	1.6
Pillar 2 guidance[5]	1,457	1.5	1,582	1.5
Total risk-based capital requirement including Pillar 2 guidance	16,735	17.2	18,207	17.3

1	Expressed as a percentage of total risk exposure amount.
2

The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).

3

Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.

4

Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).

5

The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	June 30, 2025	December 31, 2024
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	227,318	234,139
Off-balance sheet exposures	6,571	8,775
Total exposure measure	233,889	242,914
Leverage ratio[2]	9.8%	9.6%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	June 30, 2025		December 31, 2024
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,016	3.0	7,288	3.0
Pillar 2 guidance[2]	351	0.2	365	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,367	3.2	7,653	3.2

1	Expressed as a percentage of total exposure amount.
2

The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–June 2025	Page 21 of 28

Own funds – Adjusting items

	June 30,	December 31,
Skr mn	2025	2024
Share capital	3,990	3,990
Retained earnings	18,459	18,413
Accumulated other comprehensive income and other reserves	495	241
Independently reviewed profit net of any foreseeable charge or dividend	441	1,255
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,385	23,899
Additional value adjustments due to prudent valuation	-95	-84
Intangible assets	-24	-22
Fair value reserves related to gains or losses on cash flow hedges	–	3
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-260	-217
Negative amounts resulting from the calculation of expected loss amounts	-144	-180
Insufficient coverage for non-performing exposures	-2	-2
Total regulatory adjustments to Common Equity Tier 1 capital	-525	-502
Total Common Equity Tier 1 capital	22,860	23,397
Total Own funds	22,860	23,397

Minimum capital requirements exclusive of buffer

	June 30, 2025			December 31, 2024
			Minimum			Minimum
		Risk exposure	capital		Risk exposure	capital
Skr mn	EAD[1]	amount	requirement	EAD[1]	amount	requirement
Credit risk standardized method
Corporates	5,250	5,224	418	5,532	5,528	442
Equity exposures	5	8	1	20	30	2
Exposures in default	2	2	0	6	6	1
Total credit risk standardized method	5,257	5,234	419	5,558	5,564	445
Credit risk IRB method
Central Governments	222,570	9,490	759	211,834	9,159	733
Financial institutions[2]	34,696	6,790	543	34,067	6,153	492
Corporates[3]	152,042	67,103	5,368	147,820	75,541	6,043
Assets without counterparty	374	374	30	213	213	17
Total credit risk IRB method	409,682	83,757	6,700	393,934	91,066	7,285
Credit valuation adjustment risk	n.a.	2,051	164	n.a.	1,936	154
Foreign exchange risk	n.a.	1,703	136	n.a.	1,498	120
Commodities risk	n.a.	8	1	n.a.	7	1
Operational risk	n.a.	4,362	349	n.a.	5,395	432
Total	414,939	97,115	7,769	399,492	105,466	8,437

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2

Of which counterparty risk in derivatives: EAD Skr 5,244 million (year-end 2024: Skr 5,899 million), Risk exposure amount of Skr 1,072 million (year-end 2024: Skr 1,513 million) and Capital requirement of Skr 86 million (year-end 2024: Skr 121 million).

3

Of which related to specialized lending: EAD Skr 7,347 million (year-end 2024: Skr 7,322 million), Risk exposure amount of Skr 5,247 million (year-end 2024: Skr 5,019 million) and Capital requirement of Skr 420 million (year-end 2024: Skr 402 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Interim report January–June 2025	Page 22 of 28

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of June 30, 2025, the capital requirement related to relevant exposures in Sweden was 70 percent (year-end 2024: 74 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of June 30, 2025, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.15 percentage points (year-end 2024: 0.12 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Liquidity Coverage Ratio

	June 30,	December 31,
Skr bn, 12-month average	2025	2024
Total liquid assets	60.0	64.1
Net liquidity outflows[1]	12.1	14.9
Liquidity outflows	24.5	26.0
Liquidity inflows	13.1	11.2
Liquidity Coverage Ratio	633%	518%

1

Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net Stable Funding Ratio

	June 30,	December 31,
Skr bn	2025	2024
Available stable funding	260.1	272.5
Requiring stable funding	204.8	211.0
Net Stable Funding Ratio	127%	129%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–June 2025	Page 23 of 28

Liquidity reserve1

	June 30, 2025					December 31, 2024
Skr bn	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	26.5	7.0	6.4	13.1	–	25.3	11.0	8.0	6.3	–
Securities issued or guaranteed by municipalities or other public entities	21.0	4.8	3.9	12.3	–	18.3	7.1	3.8	7.4	–
Covered bonds issued by other institutions	13.4	12.6	0.8	–	–	13.1	13.1	–	–	–
Balances with National Debt Office	2.5	2.5	–	–	–	1.0	1.0	–	–	–
Total liquidity reserve	63.4	26.9	11.1	25.4	–	57.7	32.2	11.8	13.7	–

1	The liquidity reserve is a part of SEK's liquidity investments.

Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing				Committed undisbursed loans,
	securities				derivatives, etc.				Total
	June 30, 2025		December 31, 2024		June 30, 2025		December 31, 2024		June 30, 2025		December 31, 2024
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	148.3	42.5	148.3	42.6	52.0	71.8	49.3	68.2	200.3	47.5	197.6	47.0
Regional governments	15.3	4.4	18.2	5.3	0.6	0.8	0.5	0.7	15.9	3.8	18.7	4.5
Multilateral development banks	4.0	1.1	7.0	2.0	–	–	–	–	4.0	1.0	7.0	1.7
Public Sector Entity	2.5	0.7	1.0	0.3	–	–	–	–	2.5	0.6	1.0	0.2
Financial institutions	28.9	8.3	28.0	8.0	5.8	8.0	6.1	8.4	34.7	8.2	34.1	8.1
Corporates	149.6	43.0	145.7	41.8	14.0	19.4	16.4	22.7	163.6	38.9	162.1	38.5
Equity exposures	0.0	0.0	0.0	0.0	–	–	–	–	0.0	0.0	0.0	0.0
Total	348.6	100.0	348.2	100.0	72.4	100.0	72.3	100.0	421.0	100.0	420.5	100.0

Net exposure by region and exposure class, as of June 30, 2025

							West
							European	Central-
	Middle						countries	and East
	East/	Asia excl.		North	Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	America	Sweden	Sweden	countries	Total
Central governments	0.0	0.1	–	0.3	–	180.0	17.8	2.1	200.3
Regional governments	–	–	–	–	–	13.2	2.7	0.0	15.9
Multilateral development banks	–	0.8	–	–	–	–	3.2	–	4.0
Public Sector Entity	–	–	–	–	–	–	2.5	–	2.5
Financial institutions	0.0	–	2.0	0.9	–	18.8	13.0	–	34.7
Corporates	0.1	0.8	2.9	9.3	2.8	111.3	34.8	1.6	163.6
Equity exposures	0.0	–	–	–	–	0.0	–	–	0.0
Total	0.1	1.7	4.9	10.5	2.8	323.3	74.0	3.7	421.0

Interim report January–June 2025	Page 24 of 28

Net exposure by region and exposure class, as of December 31, 2024

							West
							European	Central-
	Middle						countries	and East
	East/	Asia excl.		North	Latin		excl.	European
Skr bn	Africa	Japan	Japan	America	America	Sweden	Sweden	countries	Total
Central governments	0.0	0.1	–	0.4	–	187.4	7.7	2.0	197.6
Regional governments	–	–	–	–	–	17.1	1.5	0.1	18.7
Multilateral development banks	–	0.7	–	0.5	–	–	5.8	–	7.0
Public Sector Entity	–	–	–	–	–	–	1.0	–	1.0
Financial institutions	0.0	–	0.9	2.2	–	18.8	12.2	–	34.1
Corporates	0.1	1.1	3.0	8.4	3.3	110.2	35.1	0.9	162.1
Equity exposures	–	–	–	–	–	0.0	–	–	0.0
Total	0.1	1.9	3.9	11.5	3.3	333.5	63.3	3.0	420.5

Net exposure to European countries, excluding Sweden

	June 30,	December 31,
Skr bn	2025	2024
France	13.4	7.0
United Kingdom	11.7	8.8
Finland	9.1	8.2
Germany	8.3	6.5
Denmark	7.6	6.9
Luxembourg	7.2	10.7
Norway	4.1	3.6
The Netherlands	3.5	1.4
Belgium	3.5	3.0
Poland	3.3	2.1
Ireland	1.9	1.4
Austria	1.1	1.7
Spain	1.1	2.2
Portugal	0.6	0.8
Switzerland	0.6	0.7
Italy	0.2	0.2
Serbia	0.2	0.3
Slovakia	0.1	0.1
Estonia	0.1	0.1
Iceland	0.1	0.1
Czech Republic	0.0	0.2
Latvia	0.0	0.1
Lithuania	0.0	0.2
Total	77.7	66.3

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2024 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2024 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–June 2025	Page 25 of 28

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and results and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, July 18, 2025

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Paula da Silva	Reinhold Geijer	Katarina Ljungqvist
Director of the Board	Director of the Board	Director of the Board

Erik Mattsson	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

October 21, 2025	Interim report for the period January 1, 2025 – September 30, 2025

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 18, 2025, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2024 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–June 2025	Page 26 of 28

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

*Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green loans

SEK offers green loans that promote the transition to a climate-smart and environmentally sustainable economy. Green loans are categorized under SEK’s framework for green bonds. The purpose is to stimulate green investments that are environmentally sustainable and contribute to one or more of the six environmental objectives in the EU taxonomy.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 9).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

*New credit and guarantee commitments

New credit and guarantee commitments refer to all new credits and guarantees accepted regardless of their maturity. Not all new credit and guarantee commitments are reported in the consolidated statement of financial position and consolidated statement of cash flows, but a certain portion represents committed, undisbursed credits, see Note 9. The reported amounts of committed, undisbursed credits may change upon disbursement as they are reported in the statement of financial position, for example due to changes in exchange rates. Furthermore, committed credits do not necessarily result in a disbursement and thus a credit on the balance sheet. New credit and guarantee commitments are intended to provide the reader with a picture of the inflow of new business during the reporting period.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are categorized according to SEK’s “Sustainability bond framework”. The purpose is to stimulate investments that are socially sustainable, such as in healthcare, education, basic infrastructure, or food security.

Sustainability classified loans

Sustainability classified loans refer to green, social and sustainability-linked loans.

Sustainability-linked loans

Sustainability-linked loans consist of working capital finance that promote the borrower’s sustainability efforts, which in turn support environmental and socially sustainable economic activities and growth. SEK’s sustainability-linked loans are based on International Loan Market Association’s (LMA) Sustainability-Linked Loan Principles.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–June 2025	Page 27 of 28

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is a more sustainable world through increased Swedish exports.

SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.

SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–June 2025	Page 28 of 28